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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sentigen Holding Corp.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

81726V104

(Cusip Number)

May 18, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G/A
CUSIP No. 81726V104			Page 2 of 8

1.	Name of Reporting Person: Susan Chapman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,193,900 Shares

		6.	Shared Voting Power: 26,767 Shares

		7.	Sole Dispositive Power: 1,193,900 Shares

		8.	Shared Dispositive Power: 26,767 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,220,667 shares which includes (i) 703,573 shares held by the Frederick R. Adler Intangible Asset Management Trust, of which the reporting person is sole trustee and has sole voting and dispositive power with respect to the shares held by the Trust, (ii) 490,327 shares held by Longview Partners, L.P., of which the reporting person is the general partner and has sole voting and dispositive power with respect to the shares held by Longview Partners and (iii) 26,767 shares owned by the reporting person’s spouse

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 16.2%

12.	Type of Reporting Person: IN

2

13G/A
CUSIP No. 81726V104			Page 3 of 8

1.	Name of Reporting Person: Frederick R. Adler Intangible Asset Management Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 703,573 Shares

		6.	Shared Voting Power: -0- Shares

		7.	Sole Dispositive Power: 703,573 Shares

		8.	Shared Dispositive Power: -0- Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 703,573 Shares **

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.4%

12.	Type of Reporting Person: OO

**Ms. Chapman, as the sole Trustee of the Trust, has sole voting and dispositive power with respect to these shares.

3

13G/A
CUSIP No. 81726V104			Page 4 of 8

1.	Name of Reporting Person: Longview Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 490,327 Shares

		6.	Shared Voting Power: -0- Shares

		7.	Sole Dispositive Power: 490,327 Shares

		8.	Shared Dispositive Power: -0- Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 490,327 Shares ***

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.6%

12.	Type of Reporting Person: PN

*** Ms. Chapman, as the General Partner of Longview Partners, L.P., has sole voting and dispositive power with respect to these shares.

4

13G/A
CUSIP No. 81726V104	Page 5 of 8

This Schedule 13-G/A reflects a statement of beneficial ownership of securities of the reporting person as of May 18, 2004.

Item 1(a)	Name of Issuer:

Sentigen Holding Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

580 Marshall St. Phillipsburg, New Jersey 08865

Item 2(a)	Name of Person Filing:

	1.		Susan Chapman (“Chapman”)

	2.		Frederick R. Adler Intangible Asset Management Trust (the “Trust”)

	3.		Longview Partners, L.P. (“Longview”)

Item 2(b)	Address of Principal Business Office, or if none, Residence:

	1.		Chapman’s business address is 175 E. 64th St., New York, NY 10021.

	2.		The Trust’s business address is c/o Susan Chapman, 175 E. 64th St., New York, NY 10021.

	3.		Longview’s business address is c/o Susan Chapman, 175 E. 64th St., New York, NY 10021.

Item 2(c)	Citizenship:

See Item 4 of the cover pages attached hereto for each Reporting Person.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $.01

Item 2(e)	CUSIP Number:

81726V104

Item 3	Identity of Reporting Person

Not Applicable

Item 4	Ownership:

	(a	)	Amount beneficially owned:

13G/A
CUSIP No. 81726V104	Page 6 of 8

			(1)	Chapman disclaims, but may be deemed to beneficially own an aggregate of 1,220,667 shares of the Issuer’s Common Stock. This amount represents (i) 703,573 shares held by the Trust, of which the reporting person is sole trustee and has sole voting and dispositive power with respect to the shares held by the Trust, (ii) 490,327 shares held by Longview, of which the reporting person is the general partner and has sole voting and dispositive power with respect to the shares held by Longview Partners and (iii) 26,767 shares owned by the reporting person’s spouse.

			(2)	The Trust beneficially owns an aggregate of 703,573 shares of the Issuer’s Common Stock. As Trustee of the Trust, Chapman has sole voting and dispositive power over the shares held by the Trust.

			(3)	Longview beneficially owns an aggregate of 490,327 shares of the Issuer’s Common Stock. As General Partner of Longview, Chapman has sole voting and dispositive power over the shares held by Longview.

	(b	)	Percent of Class: See Item 11 of the cover page attached hereto for each Reporting Person.

	(c	)	Number of Shares as to which the person has:

			(i )	sole power to vote or direct the vote:

See Row 5 of the cover page attached hereto for each Reporting Person.

			(ii)	shared power to vote or direct the vote:
See Row 6 of the cover page for each Reporting Person.

			(iii)	sole power to dispose or direct the disposition of:

See Row 7 of the cover page attached hereto for each Reporting Person.

			(iv)	shared power to dispose or direct the disposition of:

See Row 8 of the cover page attached hereto for each Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

13G/A
CUSIP No. 81726V104	Page 7 of 8

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

13G/A
CUSIP No. 81726V104	Page 8 of 8

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 20, 2004

/s/ Susan Chapman

Susan Chapman

FREDERICK R. ADLER INTANGIBLE ASSET MANAGEMENT TRUST

/s/ Susan Chapman

Name: Susan Chapman
Title: Trustee

LONGVIEW PARTNERS, L.P.

/s/ Susan Chapman

Name: Susan Chapman
Title: General Partner

EXHIBIT 1

JOINT FILING AGREEMENT

     AGREEMENT dated as of May 20, 2004, among Susan Chapman, Frederick R. Adler Intangible Asset Management Trust and Longview Partners, L.P. (collectively, the “Parties”).

     Each of the Parties hereto represents to the other Parties that it is eligible to use Schedule 13G to report its beneficial interest in shares of common stock, par value $.01 per share, of Sentigen Holding Corp. (“Schedule 13G”) and it will file the Schedule 13G on behalf of itself.

     Each of the Parties agrees to be responsible for the timely filing of the Schedule 13G and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13G, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.

/s/ Susan Chapman

Susan Chapman

FREDERICK R. ADLER INTANGIBLE ASSET MANAGEMENT TRUST
/s/ Susan Chapman

Name: Susan Chapman
Title: Trustee

Longview Partners, L.P.

/s/ Susan Chapman

Name: Susan Chapman
Title: General Partner